Exhibit 99.1

PRESS RELEASE

For more information contact:
Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Reports First Quarter 2014 Results

Tel Aviv, Israel, June 10, 2014 - Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results for the quarter ended March 31, 2014.

Net loss for the quarter was $42,000, or $0.005 per diluted share. Results for the quarter included a financial gain of approximately $76,000 that resulted primarily from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc. (TASE: BICL), a clinical-stage biopharmaceutical company engaged with the discovery, development, and commercialization of therapies for treating cancer-related diseases. Excluding this gain, net loss for the quarter was $118,000, or $0.013 per diluted share.

Tikcro supports early stage development in growth areas, with a focus on biotechnology, having projects in several fields originated by researchers from Israeli universities.

About Tikcro Technologies:

Tikcro is seeking early stage growth opportunities.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd.
  Condensed Balance Sheets
(US dollars in thousands)

	March 31, 2014 Unaudited	December 31, 2013 Audited
Assets
Current assets
Cash and short-term marketable securities	$9,065	$9,120
Other receivables	9	14
Investment in BioCancell	425	397
Total current assets	9,499	9,531

Total assets	$9,499	$9,531

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$123	$128

Shareholders' equity	9,376	9,403

Total liabilities and shareholders' equity	$9,499	$9,531

	Three Months Ended March 31,
	2014	2013

Research and development expenses	$13	$18

General and administrative expenses, net	$105	$119

Total operating expenses	118	137

Operating loss	(118)	(137)

Financial income, net	76	606

Net Gain (loss)	$(42)	$469

Basic and diluted net gain (loss) per share	$(0.005)	$0.054

Weighted average number of shares used computing basic and diluted gain/loss per share	8,817	8,720